AQUILA INVESTMENT MANAGEMENT LLC.

May 28, 2014

Board of Trustees of Aquila Tax-Free Fund For Utah
120 West 45th Street
Suite 3600
New York, NY 10036

Dear Trustees:

As you are aware, since the inception of Aquila Tax-Free Fund For Utah (the "Fund"), Aquila Management Corporation and now Aquila Investment  Management  LLC,  has sought to continually provide the Fund's shareholders with a competitive return.  To accomplish this, we have voluntarily and/or contractually waived our fees and, in the past, reimbursed  the majority of the Fund's expenses.

This Letter serves to notify you that Aquila Investment  Management LLC contractually agrees to waive fees and/or reimburse expenses to the extent necessary to limit the Fund's total operating expenses for the Class A Shares to 0.84 of 1% (with similar caps for the other share classes) for the period beginning July 31, 2014 and ending on September 30, 2015. This cap is below the average expense ratio of 0.849 of 1% used by JDL Consultants, LLC in connection with their 2013 15(c) consultative services.1

Sincerely,

/s/  Diana P. Herrmann
Diana P. Herrmann
President and Chief Executive Officer

1 Historically, our contractual cap was based on the average of all single state municipal bond funds tracked by Strategic Insight, which includes funds of short,  intermediate, and long term maturity.

120 West 45th Street, Suite3600  I  New York. NY 10036   I    T:212-697-6666   I    F:212-687-5373